Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

STRONG SALES GROWTH IN NORTH AMERICA OFFSET BY ONGOING

CHALLENGES IN CHINA

	November 2018	Change year-on-year	Jan – Nov 2018	Change year-on-year
Jaguar Land Rover	48,160	(8.0)%	540,548	(4.4)%
Jaguar	14,909	8.9%	164,668	0.7%
Land Rover	33,251	(14.0)%	375,880	(6.5)%

Whitley, UK, 7 December 2018 – Jaguar Land Rover today reported total retail sales of 48,160 vehicles in November 2018, down 8.0% year-on-year reflecting continuing challenging market conditions in China while other major markets were up.

Retail sales were up significantly in North America (18.1%) due to strong sales of Range Rover models in Jaguar Land Rover’s best ever November sales results in the market. Sales were also 5.6% higher in Europe and up 3.2% in the UK.

Sales in China were 50.7% lower than a year ago as market conditions remain difficult with continuing consumer uncertainty following tariff changes and trade concerns. Jaguar Land Rover continues to work closely with retailers in China to respond to the present market conditions.

Jaguar retail sales were 14,909 vehicles in November, up 8.9% year on year, driven by the introduction of the E-PACE and I-PACE, partially offset by lower sales of Jaguar sedans and the F-PACE.

Land Rover retailed 33,251 vehicles in November, down 14.0% year-on-year as strong sales of the refreshed Range Rover and Range Rover Sport were more than offset by lower sales of Discovery Sport, Discovery and Evoque, primarily in China. The latest Land Rover model, the all new Range Rover Evoque, was announced last month and will go on sale in 2019 with hybrid powertrain options.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“We are encouraged to see our best ever November sales performance in North America, propelled by strong SUV sales. This performance was combined with growth in Europe and the UK where we have outperformed the market; a significant accomplishment in today’s challenging conditions. These positive regional results reflect our strong brands and attractive product line up.

“In China, we continue to see significant market challenges but we remain focused on taking all the operational actions necessary to balance production with demand.

“Sales of Land Rover models were down this month but will receive a boost with the launch of the sophisticated all-new Range Rover Evoque in early 2019, a true and refined Range Rover with an amazingly compact footprint. From launch our customers can choose from state-of the-art petrol and diesel engines with mild hybrid option, already fulfilling the strict future WLTP 6d temp emission regulations. A three cylinder plug in hybrid model will follow, demonstrating our commitment to driving a cleaner and sustainable future, without losing any of Land Rover’s legendary capability.

“Jaguar sales were up in all key markets except China, with the sporty compact SUV EPACE and newly introduced all-electric I-PACE driving demand.”

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017/18 Jaguar Land Rover sold 614,309 vehicles in 129 countries, with more than 80 per cent of our vehicles being sold abroad.

We support around 260,000 people through our retailer network, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

Our innovation is continuous: we will spend in the region of £4 billion this year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.